Exhibit 99.1

Enerplus Announces Fourth Quarter 2017 Production and Provides Expected Impact of U.S. Tax Changes

CALGARY, Jan. 16, 2018 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) today announced that production for the fourth quarter of 2017 was approximately 88,600 BOE per day, above its fourth quarter guidance range of 86,000 to 88,000 BOE per day, and an increase of 12% from the third quarter of 2017. The Company's crude oil and natural gas liquids production averaged approximately 46,750 barrels per day in the fourth quarter, also above its fourth quarter guidance range of 45,000 to 46,000 barrels per day of crude oil and natural gas liquids, and an increase of 20% from the third quarter of 2017.

The production outperformance in the fourth quarter was driven in part by higher than forecasted North Dakota volumes which averaged approximately 35,500 BOE per day, representing a 70% increase from the first quarter of 2017. Strong unrestricted Marcellus production in November and December in response to improved realized natural gas prices also helped support fourth quarter volumes. Marcellus production averaged approximately 193 MMcf per day in the fourth quarter, which takes into account 35 MMcf per day of price related production curtailments during the month of October.

Further information regarding the fourth quarter 2017 results will be provided on February 23, 2018, when the Company releases its fourth quarter and full-year 2017 results.

Expected Cash Refund and Other Impacts of U.S. Tax Changes

On December 22, 2017, the United States (U.S.) enacted the Tax Cuts and Jobs Act ("Tax Legislation"), significantly revising the U.S. federal income tax law affecting Enerplus' U.S. subsidiary, Enerplus Resources (USA) Corporation. With approximately 80% of Enerplus' current production originating from its U.S. assets, the Company expects that these changes will positively impact its future after-tax earnings, primarily due to the lower federal statutory tax rate (now 21%). The Tax Legislation also repealed the corporate Alternative Minimum Tax ("AMT") for tax years beginning January 1, 2018, and provides that existing AMT credit carryovers are refundable beginning in 2018. Enerplus expects to realize a refund of approximately US$85 million between 2018 and 2021 related to its current AMT credit carryovers. Furthermore, Enerplus Resources (USA) Corporation does not have any foreign subsidiaries and therefore the one-time repatriation of accumulated foreign earnings under the Tax Legislation does not apply.

The majority of the Tax Legislation changes are effective January 1, 2018; however, the Company is required to recognize the effect of certain changes to its income tax expense in the period the Tax Legislation was enacted. Accordingly, Enerplus currently anticipates the impact of these changes will result in an increase to its income tax expense (reported on its Consolidated Statements of Income/(Loss) and Other Comprehensive Income/(Loss)) of between C$40 to C$60 million, with a corresponding decrease to its deferred income tax asset (reported on its Consolidated Balance Sheets) for the quarter ended December 31, 2017.

The ultimate impact of the Tax Legislation may differ from these estimates, due to, among other things, changes in interpretations or assumptions Enerplus has made or the announcement of any additional regulations or guidance relating to this legislation.  Enerplus expects to provide an update regarding the impact of the Tax Legislation when it releases its fourth quarter and full-year 2017 results.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Currency and Accounting Principles
All amounts in this news release are stated in Canadian dollars unless otherwise specified.

Barrels of Oil Equivalent
This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information
Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. In order to continue to be comparable with its Canadian peer companies, unless otherwise stated, the information contained within this news release presents Enerplus' production and BOE measures on a before royalty company interest basis. All production volumes presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expects", "anticipates" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the expected impact of the U.S. Tax Reform Legislation on the Company's future after-tax earnings, deferred income tax expense in the fourth quarter of 2017, and expected AMT refund.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes, including future decline, in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from Enerplus' capital spending activities or production declines; curtailment of Enerplus' production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters including any additional regulations or guidance associated with the Tax Legislation; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; Enerplus' inability to comply with covenants under its bank credit facility and senior notes; changes in estimates of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; failure to complete any anticipated acquisitions or divestitures; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in its AIF, management's discussion and analysis, and Form 40-F at December 31, 2016).

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2018/16/c2556.html

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For further information: please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 05:00e 16-JAN-18